UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              METALDYNE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   574670 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jonathan A. Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 574670 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         20,528,623*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            20,528,623*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   20,528,623*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      45.1%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)

--------------------------------------------------------------------------------
----------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 574670 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         206,809*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            206,809*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    206,809*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.4%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (E1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         384,741*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            384,741*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    384,741*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.9%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (K1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         189,223*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            189,223*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    189,223*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.4%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                     (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         179,019*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            179,019*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    179,019*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.4%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                    (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         19,568,831*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            19,568,831*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   19,568,831*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      43.0%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

     The information contained in this Amendment No. 2 supplements and amends the information contained in the following Items of Schedule 13D as amended by Amendment No. 1 to Schedule 13D (collectively, the "Original 13D Filing") filed by the Reporting Heartland Entities (as defined below) relating to the Common Stock, par value $1.00 per share of Metaldyne Corporation, a Delaware corporation ("Metaldyne").

     This Statement is being filed jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (E1), L.P., a Delaware limited partnership ("HIPE1"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership ("HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPE1, HIPK1 and HIPC1, the "Reporting Heartland Entities").

     This Amendment No. 2 is being filed to amend Items 3, 4, 5 and 6 of the Original 13D Filing.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following:

     Prior to the GMTI acquisition referred to in Item 4 below, the limited partners, general partners and members, as applicable, of each of the Reporting Heartland Entities contributed an aggregate of $50.7 million to the Reporting Heartland Entities, which contributed such amount to GMTI Holding in exchange for an aggregate of 1,500 shares of common stock of GMTI Holding.

Item 4.  Purpose of the Transaction.

     Item 4 of the Original 13D Filing is hereby amended to add the following:

     On June 22, 2001 the Heartland Reporting Entities contributed 1,500 shares of common stock in GMTI Holding Company to Metaldyne Corporation in exchange for an aggregate of 3,001,101 shares of Metaldyne. The 1,500 shares of GMTI Holding Company were acquired for an aggregate of $50.7 million. The contribution of the GMTI Holding shares to Metaldyne and therefore the acquisition of GMTI by Metaldyne was in furtherance of HIP's and its affiliates' strategy to buy, build and grow industrial companies in sectors that are attractive for consolidation and long-term growth.

Item 5.  Interest in Securities in Metaldyne Corporation.

     Item 5 is hereby amended in its entirety as follows:

     (a)-(c) At the close of business on June 22, 2001 and after the consummation of the acquisition of GMTI described in Items 3 and 4, the Reporting Heartland Entities beneficially owned (and have sole power to vote and sole power to dispose of) an aggregate of 20,528,623 shares of common stock, representing approximately 45.1% of the outstanding common stock. David A. Stockman and the other members of HIA may be deemed to be the beneficial owner of the securities held by the Reporting Heartland Entities. David A. Stockman and such members disclaim such beneficial ownership. The ownership of each of the Reporting Heartland Entities is set forth in the following table:

                                          Shares of
           Shareholder                   Common Stock               Percent
           -----------                   ------------               -------

Heartland Industrial Associates           20,528,623                 45.1*
L.L.C.

Heartland Industrial Partners (FF),         206,809                   0.4
L.P.

Heartland Industrial Partners               384,741                   0.9
(E1), L.P.

Heartland Industrial Partners               189,223                   0.4
(K1), L.P.

Heartland Industrial Partners               179,019                   0.4
(C1), L.P.

Heartland Industrial Partners,            19,568,831                  43.0
L.P.

     The foregoing percentages are based on 45,522,757 shares of common stock of Metaldyne outstanding on June 22, 2001 immediately following the GMTI acquisition, assuming vesting of all restricted stock awards of Metaldyne. The foregoing percentages are subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans.

     By virtue of the Shareholders Agreement described in Item 6 hereto, the Reporting Heartland Entities may be deemed to be a group with all of the shareholders that are a party to such agreement. As of June 22, 2001, the shareholders party to the Shareholders Agreement beneficially owned 42,014,955 shares of common stock of Metaldyne, representing approximately 92.3% of the outstanding common stock of Metaldyne. The Heartland Reporting Entities disclaim such beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of Metaldyne.

     The Shareholders Agreement described on the Original 13D Filing for the Heartland Reporting Entities remains in effect and has not in any way been amended, except that additional parties have joined the shareholders agreement pursuant to a joinder agreement dated June 22, 2001.

----------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2001


                             Heartland Industrial Associates L.L.C.

                             Heartland Industrial Partners (FF), L.P.,

                             Heartland Industrial Partners (E1), L.P.,

                             Heartland Industrial Partners (K1), L.P.,

                             Heartland Industrial Partners (C1), L.P.,

                             Heartland Industrial Partners, L.P.


                             By:     /s/ David A. Stockman
                                     -------------------------------------------
                                       David A. Stockman